Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION TO PRESENT AT THE
FIRST ENERGY CAPITAL 2011 CANADIAN ENERGY
CONFERENCE IN NEW YORK, NEW YORK
Calgary, Alberta, Canada – March 3, 2011

Precision Drilling Corporation (“Precision”) will be attending the First Energy Capital 2011 Canadian Energy Conference which is taking place March 9-11, 2011 in New York, New York.  Mr. David Wehlmann, Executive Vice President, Investor Relations, is scheduled to present at 9:50 a.m. Eastern time (7:50 a.m. Mountain time) on Friday, March 11, 2011.

A live audio webcast will be accessible from Precision's website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com